EXHIBIT 99.1

FOR IMMEDIATE RELEASE

MAGAL SIGNS A $35.5 MILLION CONTRACT TO SUPPLY AN INTEGRATED SECURITY SYSTEM FOR THE 2012 AFRICAN CUP OF NATIONS

YAHUD, Israel – May 31st, 2011 -- Magal Security Systems, Ltd. (NASDAQ: MAGS, TASE: MAGS) today announced that it has signed a $35.5 Million contract for a turnkey project, to provide a fully integrated security system, covering multiple sites, for the African Cup of Nations Football Championship to be held in January 2012 in West Africa.

The project will cover football grounds, the stadium and the Olympic villages for the participating teams. The full solution will be networked and integrated into several command and control centers by Fortis – Magal’s state of the art, Physical Security Information Management (PSIM) system. A built in hierarchical structure will enable control of several smaller centers by a main regional control center.

The security solution includes Magal’s newest technologies, such as Barricade II – an innovative fence mounted locating sensor and a full CCTV solution with multiple surveillance cameras and sophisticated IVA (Intelligent Video Analytics) capabilities. Additionally, various types of gates with access control, X-Ray screening devices for visitors, intercom and public announcement systems will complement the full solution.

Mr. Jacob Perry, Chairman of the Board of Magal S3 commented: “This is the largest project in our history and both represents a highly significant business achievement and an acceleration in Magal’s growth trajectory. Securing major sporting events such as this, represent a major opportunity for Magal S3 and further demonstrates  our leadership in the security market worldwide and specifically in Africa.“

Eitan Livneh, President and CEO of Magal S3, commented: “We are proud to have been chosen as the main contractor to implement the security and safety solution for this prestigious and globally recognized event. We will leverage our experience in providing similar solutions to customers in more than 80 countries in order to complete this demanding project within a tight timetable.”

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems;

•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analytics (IVA) and Video Motion Detection (VMD) engine;

•	Physical Security Information Management (PSIM) - a site management open system that enhances command, control and decision making during both routine operations and crisis situations.

This press release contains forward-looking statements, which are subject to risks and uncertainties.
Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Eitan Livneh, CEO Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Tel: +972 (3) 539-1444 Web: www.magal-s3.com	CCG Investor Relations Kenny Green / Ehud Helft E-mail: magal@ccgisrael.com Tel: +1 646 201 9246	AGMC MARCOM SERVICES Aviva Haleva E-mail: aviva@a-gmc.com Tel: +972 77 200 4636 Int’l dial: +972-3-607-4717